EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

 (In millions, except ratio)

Three Months Ended April 3, 2004
Fixed charges:
Interest expense	$27
Estimated interest portion of rents	9
Total fixed charges	$36

Income:
Income from operations before income taxes	$55
Eliminate equity in undistributed pre-tax income of Textron Finance	26
Fixed charges	36
Adjusted income	$117

Ratio of income to fixed charges	3.25